Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

María Victoria Quade, Investor Relations

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director mcrespo@hfgcg.com Tel: (646) 284-9407

TGS Reports Results for the Fourth Quarter

and Year Ended December 31, 20031

FOR IMMEDIATE RELEASE: Thursday, February 5, 2004

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported a net income of Ps. 42.7 million or Ps. 0.054 per share (Ps. 0.269 per ADS) for the fourth quarter of 2003, as compared to a net loss of Ps. (21.0) million, or Ps. (0.026) per share (Ps. (0.132) per ADS) for the same quarter of 2002.  For the year ended December 31, 2003, TGS reported a Ps. 286.2 million net income or Ps. 0.360 per share (Ps. 1.801 per ADS).  Net income for the fiscal year ended December 31, 2003 included the appreciation of the Peso versus the USD and its impact on net financial expense and on deferred income tax, introduced by a new set of accounting rules effective January 1, 2003.  This net income offsets only partially the net loss of Ps. (608.4) million or Ps. (0.766) per share (Ps. (3.829) per ADS) reported for the 2002 fiscal year.

“Since the beginning of 2002 we have been facing really challenging times.  However, we have taken all the necessary actions to preserve the continuity of the gas transportation service, and consequently today we feel pleased with the Company’s performance in 2003, as we met most of our goals for the year,” said Eduardo Ojea Quintana, Chief Executive Officer of TGS.  “Nonetheless, we are aware that we have two significant challenges ahead in 2004: the restructuring of our financial debt and the renegotiation with the Government of our regulatory framework including tariff increases and adjustment mechanisms.  TGS is largely dependent on the result of these processes to create long-term value for its stakeholders,” Mr. Ojea Quintana concluded.

Basis of Presentation of Financial information

Accounting for Inflation

Effective January 1, 2002, inflation accounting was reintroduced as part of the Argentine GAAP and National Securities Commission (“CNV”) rules in view of the resumption of significant inflation in Argentina.  However, on March 25, 2003, the Executive Branch, through Decree N° 664 suspended the inflation accounting methodology.  Consequently, and according to CNV rules, the Company’s financial statements for the year ended December 31, 2003, include the effects of inflation as of February 28, 2003. Included for comparative purposes, amounts at and for the year and fourth quarter ended December 31, 2002, have been subsequently restated to constant Argentine pesos as of February 28, 2003, according to Argentine GAAP.

Accounting for Devaluation

According to Resolutions No. 3/2002 and 87/03 (the last one provides the suspension of the first one), issued by the Argentine Accounting Profession, exchange losses arising from the devaluation of the peso starting January 6, 2002, related to foreign currency liabilities existing at such date, were added to the cost basis of assets acquired or developed with that financing until July 28, 2003.  Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  Such capitalization was made applying the alternative criteria, and accordingly exchange losses derived from foreign currency-denominated liabilities, which originally and indirectly financed the acquisition of Property, Plant and Equipment were considered.  To such end, the Company has assumed that proceeds from such financing were applied in the first place to working capital needs and assets not eligible for exchange loss capitalization and the remainder was allocated to assets eligible for such capitalization.

New Accounting Rules

Through the Resolution N° 434/03, which CNV adopted effective January 1, 2003, new accounting rules were defined, which basically introduced among others: (i) changes to the valuation criteria of long-lived assets and liabilities, (ii) specific valuation and disclosure criteria for certain specific issues such as leases and derivative financial instruments not addressed by previous rules, and (iii) deferred income tax methodology, which has the largest impact on TGS’s financial statements.

Fourth Quarter 2003 vs. Fourth Quarter 2002

TGS posted fourth quarter 2003 total net revenue of Ps. 227.5 million, similar to the Ps. 227.8 million earned in the same period of 2002.

Gas transportation revenue for the fourth quarter 2003 was Ps. 106.5 million, a 3.2% increase over the fourth quarter 2002.  The increase was driven basically by higher revenue from interruptible gas transportation services attributable to higher demand for natural gas during the 2003 quarter, natural gas being the cheapest fuel, as compared to other alternative fuels, as a result of the lack of adjustment to its price since 2001.

Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).  Gas transportation service is TGS’s core business, representing approximately 47% and 45% of the Company’s total revenue for the fourth quarter of 2003 and 2002, respectively.  The share of this segment of the Company’s total revenue has significantly decreased from its historical 80% until 2001.  The decrease is a direct result of the end of the convertibility monetary regime in Argentina and ensuing “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as the prohibition to apply variations of local and international indexes, or any other type of adjustment thereon, according to the Economic Emergency Law passed by the Argentine Congress on January 6, 2002. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

Natural gas liquids (“NGL”) production and commercialization revenue for the fourth quarter 2003 were Ps. 108.5 million, a 15.7% increase over the fourth quarter 2002.  Revenue from this segment improved as a result of a 24% increase in the volumes sold.

NGL production and commercialization revenue share accounted for approximately 48% and 41% of the total revenue for the fourth quarter of 2003 and 2002, respectively.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

Other services revenues for the fourth quarter 2003 were Ps. 12.5 million, compared to Ps. 30.8 million in the fourth quarter 2002.  The reduction of revenue was attributable to higher one-time pipeline construction services rendered in the fourth quarter 2002. The fourth quarter of 2003 benefited from additional revenue generated by new midstream agreements, entered into during 2003.

Other services segment mainly includes midstream and telecommunication activities and its revenue share in the Company’s total revenue accounted for approximately 5% and 14% for the fourth quarter of 2003 and 2002, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS.  Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses were Ps. 113.2 million, a 11.7% reduction compared to the fourth quarter 2002.  The decline is basically attributable to higher one-time costs associated with pipeline construction services in the fourth quarter 2002, as well as to lower direct costs associated with the NGL production and commercialization segment in the 2003 quarter compared to the same quarter of 2002, when the Company renegotiated with its main suppliers the terms of the related agreements.  The mentioned effects were partially compensated by higher depreciation expense reported for the fourth quarter 2003.

For the fourth quarter 2003, the Company reported net financial expense amounting to Ps. 60.1 million compared to Ps. 118.0 million in the corresponding 2002 quarter.  The consequent Ps. 57.9 million decrease is attributable to lower foreign exchange loss capitalization in the fourth 2002 and also to a decrease of interest expense denominated in pesos, as a result of a lower average exchange rate during the fourth quarter 2003 as compared to the same quarter of 2002.

For the fourth quarter 2003, TGS reported a Ps. 10.3 million expense as deferred income tax fundamentally driven by the charge corresponding to the deferral of the foreign exchange loss, as provided by the Economic Emergency law and Decree N° 2,568/02.  The loss reported for the fourth quarter 2003 compares to a Ps. 1.4 million gain for the same quarter of 2002, reflecting a decline in the deferred tax liability generated by a reduction in the capitalization of the foreign exchange loss, partially compensated by an increase in the reserve for the tax loss carry forward.

Year Ended December 31, 2003 versus Year Ended December 31, 2002

TGS posted in the year ended December 31, 2003 total net revenue of Ps. 892.8 million, a 5% decline compared to the Ps. 939.5 million earned in the year ended December 31 2002.  The decrease is attributable to lower gas transportation and other services revenue in the year 2003, partially compensated by increased revenues in the NGL production and commercialization segment.

Gas transportation revenue for year ended December 31, 2003 was Ps. 422.1, a 20.7% decline compared to Ps. 532.1 million earned in the year ended December 31, 2002.  The decline reflects the combined effect of the restatement for effects of inflation of the 2002 amounts and the lack of adjustment to regulated tariffs, as mentioned in the quarter-to-quarter comparison.  Both effects were partially mitigated by increased interruptible transportation services during 2003, resulting from larger demand for natural gas.

The NGL production and commercialization revenue for the year ended December 31, 2003 was Ps. 428.4 million, a 23.3% increase over the previous year.  The rise was attributable to high prices for exports, which impacted also on the domestic market; the effect of the renegotiation of some marketing and processing NGL agreements and a 4% increase in the volumes sold.  These effects were partially compensated by the restatement for the effects of inflation of 2002 amounts.

Other services revenue for the year ended December 31, 2003 was Ps. 42.3 million, a 29.5% decline compared to the previous year.  The decrease was the result of both higher one-time construction services rendered during 2002 and of the restatement for inflation of 2002 amounts.  Nonetheless, the year ended December 31, 2003, benefited from the effect of midstream and telecommunication tariffs renegotiation and additional midstream services started in 2003.

Costs of sales expenses for the year ended December 31, 2003 were Ps. 427.3, a 2% decline compared to Ps. 435.7 reported for the previous year.  The decline resulted from a lower depreciation and amortization expense driven by a lower exchange loss capitalization, as a consequence of a lower exchange rate from December 31, 2002, to July 28, 2003; the last permitted date to apply the capitalization criteria.  This effect was somewhat compensated by the increase of direct costs associated to the NGL production and commercialization activities and the restatement for the effects of inflation of the 2002 amounts.

Administrative and selling expenses for the year ended December 31, 2003, were Ps. 58.6 million, a 13.7% reduction as compared to the previous year.  The decrease is a result of the restatement for the effects of inflation of the 2002 amounts, as well as lower depreciation expenses and the creation of a reserve for bad debts accounts in 2002.

Net financial expense declined significantly from Ps. 1.071,4 million reported for the year ended December 31, 2002, to Ps. 219.8 million reported for 2003.  This decrease is the result of the large devaluation effect in the fiscal year 2002 (which went up from US$ 1= Ps. 1 to US$1= Ps. 3.37 at the end of 2002), partially mitigated by the capitalized portion of exchange loss in Property, Plant and Equipment, Net, and the accounting for the effects of inflation.  In addition, interest expense decreased in 2003 as a consequence of a lower average foreign exchange rate in 2003 compared to 2002.

Equity in earnings for the year ended December 31, 2003, reported a Ps. 4 million gain which compared to a Ps. 4.6 million loss reported for 2002.  The increase is a consequence of higher net income obtained by the holding of the investment in Gas Link S.A.

TGS reported Ps. 26.4 million in Other Expenses for the year ended December 31, 2003, a Ps. 20.3 million raise compared to 2002.  The increase includes the creation of an allowance for an adverse result according to a resolution from the Argentine Supreme Court, in a litigation in which TGS was a part, against Gas del Estado S.E. (a company under liquidation process) in respect to transferred assets upon the privatization of such company.

For the year ended December 31, 2003, the Company reported a Ps. 121.5 million gain as deferred income tax, due basically to the decline in the deferred tax liability generated by a lower exchange loss capitalization for book purposes.  This amount compares to a Ps. 37.8 million gain reported for 2002 resulting from the recognition of a net tax loss carry-forward and the deferral over a five-year period of the foreign exchange loss tax deduction.  These effects were partially mitigated by an increase in the deferred tax liability associated with the capitalization of exchange loss in Property, Plant and Equipment, Net.  It is important to remark that, as a result of the significant exchange loss reported in 2002, the Company maintains a tax loss carry forward and consequently has no income tax obligation until the consumption of such tax loss carry forward.

Liquidity and Capital Resources

Cash flow from operations for year ended December 31, 2003, amounted to Ps. 527.6 million, which together with the cash generated by financing activities amounting to Ps. 2.0 million were applied in the following way: (i) Ps. 61.5 million to both capital expenditures and capital injections in affiliates, and (ii) Ps. 468.1 million to increase the Company’s cash position, considering that TGS has postponed principal and interest payments in respect to its financial indebtedness.  For detailed information on the Company’s cash flow refer to Exhibit IV.  Currently, TGS relies on cash generation from operations as its primary source to finance its operations.

As announced on May 14, 2003, upon the withdrawal of its debt restructuring proposal, the Company decided to postpone interest and principal payment due under its debt agreements.  TGS continues to maintain conversations with its main creditors with the goal of reaching an agreement and overcoming the present financial situation.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2003 and 2002 (1)

(In million of constant Argentine Pesos as of February 28, 2003) (2)

Year Ended December 31, 2003	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	422.1	428.4	42.3	-	892.8
Operating income (loss)	192.4	240.0	5.9	(31.4)	406.9
Depreciation of PP&E	134.9	26.4	13.4	5.9	180.6
Additions to PP&E	28.9	11.2	2.4	1.7	44.2
Identifiable assets	4,002.9	450.7	218.3	781.3	5,453.2
Identifiable liabilities	37.9	39.0	8.1	3,309.5	3,394.5

Year Ended December 31, 2002
Net revenues	532.1	347.4	60.0	-	939.5
Operating income (loss)	255.1	208.9	13.6	(41.7)	435.9
Depreciation of PP&E	147.3	28.9	15.5	9.7	201.4
Additions to PP&E	97.5	2.7	3.8	1.4	105.4
Identifiable assets	4,489.7	472.6	248.5	234.9	5,445.7
Identifiable liabilities	49.6	30.3	14.6	3,578.7	3,673.2

Breakdown of Net Financial Expense for the years  ended

December 31, 2003 and 2002 (1)

(In million of constant Argentine Pesos as of February 28, 2003) (2)

	Year ended December 31, 2003	Year ended December 31, 2002
Generated on Assets
Interest income	18.2	15.4
Loss on exposure to inflation	(5.1)	(217.9)
Foreign exchange (loss) gain, net of inflation	(32.9)	79.3
Holding loss	-	(37.4)
Total	(19.8)	(160.6)
Generated on Liabilities
Interest expense	(235.4)	(298.5)
Gain on exposure to inflation	1.5	114.0
Foreign exchange gain (loss), net of inflation	63.6	(695.0)
Intangible assets amortization	(9.6)	(16.7)
Others	(20.1)	(14.6)
Total	(200.0)	(910.8)

(1) All amounts included in this exhibit are unaudited.

(2) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Transportadora de Gas del Sur S.A.

Consolidated Balance Sheets as of December 31, 2003 and 2002 (1)

	2003	2002
Current assets		
Cash and banks	11.7	6.0
Investments	664.1	202.7
Trade receivables	101.3	116.1
Other receivables	27.9	22.9
Inventories	5.5	6.8
Total current assets	**810.5**	**354.5**
Non current assets		
Trade receivables	27.5	43.8
Other receivables	153.2	18.4
Investments	0.9	2.8
Property, plant and equipment, net	4,408.5	4,960.6
Intangible assets, net	52.6	65.6
Total non current assets	**4,642.7**	**5,091.2**
Total assets	**5,453.2**	**5,445.7**
Current liabilities		
Accounts payable	78.6	86.0
Loans	3,245.2	3,536.8
Payroll and social security taxes	9.0	4.9
Taxes payable	17.3	12.0
Other liabilities	33.4	14.7
Total current liabilities	**3,383.5**	**3,654.4**
Non current liabilities		
Accounts payable	3.5	10.8
Loans	7.5	2.4
Taxes payable	-	5.6
Total non current liabilities	**11.0**	**18.8**
Total liabilities	**3,394.5**	**3,673.2**
Shareholders' equity	**2,058.7**	**1,772.5**
Total liabilities and shareholders' equity	**5,453.2**	**5,445.7**

(1) All amounts included in this exhibit are unaudited.

Exhibit IV

Footnotes

1  All amounts included in this release are unaudited